September 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn: Daniel Crawford

Re:	Forte Biosciences, Inc.

Registration Statement on Form S-3

File No. 333-274257

Acceleration Request

Requested Date: September 8, 2023

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Forte Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-274257) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Dan Koeppen at (858) 350-2393 or via email at dkoeppen@wsgr.com.

Sincerely,

FORTE BIOSCIENCES, INC.

/s/ Paul A. Wagner, Ph.D.
Paul A. Wagner, Ph.D.
Chief Executive Officer

cc:	Dan Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.